UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
            Sections 13 and 15(d) of the Securities Exchange Act of 1934

                           Commission File Number 0-13192

                        ANGELES INCOME PROPERTIES, LTD. III
               (Exact Name of Registrant as Specified in Its Charter)

                                  55 Beattie Place
                                   P.O. Box 1089
                          Greenville, South Carolina 29602
                          Telephone Number (864) 239-1000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Units of Limited Partnership Interest
              (Title of each class of securities covered by this Form)

                                        None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)     (X)         Rule 12h-3(b)(1)(ii)  ( )
                  Rule 12g-4(a)(1)(ii)    ( )         Rule 12h-3(b)(2)(i)   ( )
                  Rule 12g-4(a)(2)(i)     ( )         Rule 12h-3(b)(2)(ii)  ( )
                  Rule 12g-4(a)(2)(ii)    ( )         Rule 15d-6            ( )
                  Rule 12h-3(b)(1)(i)     ( )

 Approximate number of holders of record as of the certification or notice date:

                                      None

Pursuant to the requirements of the Securities Exchange Act of 1934 Angeles Income Properties Ltd., III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                             ANGELES INCOME PROPERTIES, LTD. III

                                             BY:  ANGELES REALTY CORPORATION II
                                                  Managing General Partner

DATE: October 3, 2003                        BY:  /s/Patrick J. Foye
                                                  Patrick J. Foye
                                                  Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed under the signature.